Mail Stop 4561



							January 16, 2009

By U.S. Mail and Facsimile (973) 827-2926


Mr. Donald L. Kovach
Chairman and Chief Executive Officer
Sussex Bancorp
200 Munsonhurst Road, Route 517,
Franklin, Sussex County, New Jersey 07416.



Re: 	Sussex Bancorp
Preliminary Proxy Statement on Schedule 14A
      File No. 001-12569
      Filed January 6, 2009


Dear Mr. Kovach:

      We have completed our review of your filing. We have no further comments at this time.


						Sincerely,



						William Friar
						Senior Financial Analyst